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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                                 Cucos Inc.
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                              (Name of Issuer)




                                Common Stock
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                       (Title of Class of Securities)

                                229 725 10 6
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                                CUSIP Number



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information with would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 (Page 1 of 5)
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CUSIP NO. 229 725 10 6                  13G                    Page 2 of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter J. Liuzza
             ###-##-####

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        The reporting person is a member of the Liuzza                   (a) [ ]
        family, certain other members of which also
        beneficially own shares of the issuer.  The Liuzza               (b) [x]
        family is not a group as defined under Federal securities law.

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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

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                    5       SOLE VOTING POWER          21,600
 NUMBER OF                  ----------------------------------------------------
  SHARES
BENEFICIALLY        6       SHARED VOTING POWER             0
 OWNED BY                   ----------------------------------------------------
   EACH
 REPORTING          7       SOLE DISPOSITIVE POWER     21,600
  PERSON                    ----------------------------------------------------
   WITH
                    8       SHARED DISPOSITIVE POWER        0

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,600

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             1.0%

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12      TYPE OF REPORTING PERSON*

             IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 229 725 10 6                                               Page 3 of 5


                         SCHEDULE 13G - AMENDMENT NO. 4


This Amendment No. 4 to the Schedule 13G of Peter J. Liuzza is being filed to report the fact that Peter J. Liuzza has ceased to be the beneficial owner of more than five percent of the securities described in Item 2(d) below. It restates the entire text of the Schedule 13G pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T.


ITEM 1(A).  NAME OF ISSUER:

            Cucos Inc. (the "issuer").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            110 Veterans Boulevard, Suite 222
            Metairie, Louisiana  70005.

ITEM 2(A).  NAME OF PERSON FILING:

            Mr. Peter J. Liuzza (the "reporting person").

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The reporting person's residence address is 6415 Argonne Boulevard, New Orleans, Louisiana.

ITEM 2(C).  CITIZENSHIP:

            The reporting person is a citizen of the United States.

ITEM 2(D).  CLASS OF SECURITIES:

            Common Stock, No Par Value.

ITEM 2(E).  CUSIP NUMBER:

            The CUSIP number of the issuer is 229 725 10 6.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.
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CUSIP NO. 229 725 10 6                                               Page 4 of 5


ITEM 4.     OWNERSHIP:

            As of December 31, 1995, the reporting person beneficially owned 21,600 shares of Common Stock of the issuer by virtue of his right to acquire such shares within 60 days through the exercise of options, or 1.0% of the outstanding shares of the issuer's Common Stock. The reporting person had the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares. As of January 15, 1996, the reporting person owns no shares of Common Stock of the issuer.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the issuer.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10.    CERTIFICATION:

            Not applicable.
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CUSIP NO. 229 725 10 6                                               Page 5 of 5


                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1996


                                            /s/ PETER J. LIUZZA
                                            ------------------------------------
                                            Peter J. Liuzza